Schedule 13-G

Name of Issuer: Security Associates International Inc

Title of Class of Securities: Common Stock

CUSIP Number: 813 764 305

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Date of Event Which Requires Filing of this Statement: November 29, 2002

(1) Names of Reporting Persons: Robin C. Rodriguez/Amalgamated Sludge LLC / Cordell Consultants Money Purchase Plan

Check the Appropritate Box if a Member of a Group: N/A

SEC USE ONLY

Citizenship: U.S. Citizen

Sole Voting Power: 529,000

Shared Voting Power: 0

Sole Dispositive Power: 529,000

Shared Dispositive Power: 0

Aggregate Amount Benefically Owned by each Reporting Person: 529,000

Check if Aggregate Amount in Row (9) Excludes Certain Shares: N/A

Percent of Class Represented by Amount in Row (9): 5.77%

Type of Reporting Person: IN

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Item 1

Name of Issuer: Security Associates International Inc.

Address of Issuer's Proncipal Executive Odffices: 2102 S. Arlington Heights Rd., Suite 100, Arlington Heights, IL 60005

Item 2

Name of Person Filing: Robin Rodriguez

Address of Principal Business Office or, if none, Residence: 675 Berkmar Court, Charlottesville, Va 22901

Citizenship: US

Title of Class of Securities: Common

CUSIP Number: 813-764-305

Item 3

N/A

Item 4 - Ownership

Amount beneficially Owned: 529,000

Percent of Class: 5.77%

Number of Shares as to which the person has:

Sole power to vote or to direct the vote: 529,000

Shared power to vote or direct vote: 0

Sole Power to dispose or to direct the disposition of: 529,000

Shared power to dispose or to direct the disposition of: 0

Date: 12/23/2002

Signature: Robin C. Rodriguez

Name/Title: Robin Rodriguez, Managing Member